Exhibit 21.1(b)

Prime Source Group

Combined financial statements

for the year ended 31 December 2023

prepared in accordance with IFRSs

Almaty 2024

Moore Kazakhstan 3rd floor, Business Centre Centro D, Kayym Mukhamedkhanova str. 5, Astana T +7 7172 799904 E info@moore.kz kazakhstan.moore-global.com

INDEPENDENT AUDITORS’ REPORT

To: Owners of Prime Source Group

Opinion

We have audited the accompanying combined financial statements of Prime Source LLP, Prime Source Innovation LLP, Prime Source Analytic Systems LLP, InFin IT Solution LLP and Digitalism LLP, companies registered under the laws of the Republic of Kazakhstan (hereinafter – the “Prime Source Group”, or the “Group”), which comprise the combined statement of financial position as at 31 December 2023, the combined statement of profit or loss and other comprehensive income, the combined statement of cash flows of and the combined statement of changes in equity for the year then ended, and notes to the combined financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying combined financial statements present fairly, in all material respects, the combined financial position of the Group as at 31 December 2023 and its combined financial performance and its combined cash flows for the year then ended in accordance with International Financial Reporting Standards (hereinafter – “IFRSs”) as issued by International Accounting Standards Board (“IASB”).

Basis for Opinion

We conducted our audit in accordance with International Standards on Auditing (hereinafter – “ISAs”). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Combined Financial Statements section of our report. We are independent of the Group in accordance with the International Ethics Standards Board for Accountants’ Code of Ethics for Professional Accountants (hereinafter – “IESBA Code”), and we have fulfilled our other ethical responsibilities in accordance with the IESBA Code, together with the ethical requirements that are relevant to our audit of the financial statements in the Republic of Kazakhstan and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of Matter – Basis of Preparation

We draw attention to note 2(d) of the combined financial statements, which describes their basis of preparation. Our opinion is not modified in respect of this matter.

Responsibilities of Management and Those Charged with Governance for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the combined financial statements in accordance with IFRSs, and for such internal control as management determines is necessary to enable the preparation of combined financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the combined financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s combined financial reporting process.

Auditors’ Responsibilities for the Audit of the Combined Financial Statements

Our objectives are to obtain reasonable assurance about whether the combined financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists.

An independent member firm of Moore Global Network

Limited – members in principal cities throughout the world

Auditors’ Responsibilities for the Audit of the Combined Financial Statements, continued

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these combined financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the combined financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the combined financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the combined financial statements, including the disclosures, and whether the combined financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the combined financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Approve

Serik Kozhikenov Chief Executive Engagement partner Certified Auditor Republic of Kazakhstan No. 0000557 dated 24 December 2003 13 May 2024 Moore Kazakhstan LLP	Nikolai Slavianinov Concurrent engagement partner Certified Public Accountant USA Oregon No. 10018 dated 20 August 2001

General licence No. 23023540 for audit activity issued 27 October 2023 by the Ministry of Finance of the Republic of Kazakhstan

Prime Source Group

Combined statement of profit or loss and other comprehensive income for the year ended 31 December 2023

KZT’000	Note	2023	2022
Revenues	3	23,618,659	9,204,444
Cost of sales	4	(19,925,686)	(7,191,034)
Gross profit		3,692,973	2,013,410
Administrative expenses	5	(998,138)	(817,811)
Other operating income	6(a)	8,515	56,872
Other operating expenses	6(b)	(6,975)	(33,266)
Impairment losses	12	(6,862)	(59,392)
Operating profit		2,689,513	1,159,813
Finance income	7(a)	30,913	21,146
Finance costs	7(b)	(187,386)	(142,396)
Foreign exchange loss		(17,196)	(50,153)
Profit before taxation		2,515,844	988,410
Income tax expense	8(a)	(199,124)	(169,099)
Profit for the year		2,316,720	819,311
Other comprehensive income for the year		–	–
Total comprehensive income for the year		2,316,720	819,311

These combined financial statements have been approved for issue on 13 May 2024 and signed on behalf of the Group’s management by:

Eugene Sherbinin Director Prime Source Group	Natalie Tahtova Chief accountant Prime Source Group

1

Prime Source Group

Combined statement of financial position

as at 31 December 2023

KZT’000	Note	2023	2022
ASSETS
Non-current assets
Intangible assets	9	3,175,077	2,850,872
Property, plant and equipment	10	24,732	38,742
Right-of-use assets	15(a)	68,064	82,399
Deferred tax asset	8(b)	32,253	111,603
		3,300,126	3,083,616
Current assets
Advances paid and other current assets	11	1,615,502	1,005,817
Corporate income tax prepaid		25,154	–
Trade and other receivables	12	1,585,578	1,689,948
Cash	13	3,130,106	343,376
		6,356,340	3,039,141
TOTAL ASSETS		9,656,466	6,122,757
EQUITY AND LIABILITIES
Equity
Invested capital	14(a)	353,520	353,640
Additional paid in capital	14(b)	54,206	54,206
Retained earnings		4,541,968	2,225,248
		4,949,694	2,633,094
Non-current liabilities
Lease liabilities	15(b)	42,836	69,138
Deferred tax liability	8(b)	119,774	–
		162,610	69,138
Current liabilities
Lease liabilities	15(b)	48,040	39,149
Borrowings	16	1,772,791	1,207,316
Other taxes payable	17	156,634	276,876
Trade and other payables	18	1,571,229	799,311
Contract liabilities	19	995,468	1,097,873
		4,544,162	3,420,525
TOTAL LIABILITIES		4,706,772	3,489,663
TOTAL EQUITY AND LIABILITIES		9,656,466	6,122,757

2

Prime Source Group

Combined statement of cash flows

for the year ended 31 December 2023

KZT’000	Note	2023	2022
OPERATING ACTIVITIES
Cash receipts from customers		25,372,559	15,057,031
Cash paid to employees		(3,241,181)	(2,718,638)
Other taxes paid		(1,243,559)	(1,247,422)
Cash paid to suppliers		(17,600,221)	(11,686,108)
Cash flows from operations before interest and income tax paid	20	3,287,598	(595,137)
Interest paid	15(b),16	(151,756)	(111,378)
Income tax paid		(25,154)	(19,085)
Net cash from (used in) operating activities		3,110,688	(725,600)

INVESTING ACTIVITIES
Investments into intangible assets	9	(840,867)	(866,882)
Purchases of property, plant and equipment	10	(8,693)	(26,192)
Loans repaid		–	28,225
Interest received		30,913	6,428
Net cash used in investing activities		(818,647)	(858,421)

FINANCING ACTIVITIES
Contributions to charter capital	14(a)	–	352,975
Proceeds from borrowings	16	3,791,745	2,561,900
Repayment of borrowings	16	(3,261,900)	(1,997,250)
Lease payments	15(b)	(35,827)	(16,642)
Net cash from financing activities		494,018	900,983

Net increase (decrease) in cash		2,786,059	(683,038)
Effect of exchange rate changes on cash		671	(7,931)
Cash at the beginning of the year		343,376	1,034,345
Cash at the end of the year	13	3,130,106	343,376

Non-cash transactions

KZT’000	Note	2023	2022
Offset of loans issued against trade payables		–	453,405
Recognition of discount on loans issued		–	252
Recognition of lease assets and liabilities	15	18,416	34,335
Recognition of discount on borrowings	16	–	47,940

3

Prime Source Group

Combined statement of changes in equity

for the year ended 31 December 2023

KZT’000	Note	Invested capital	Additional paid in capital	Retained earnings	Total
At 1 January 2022		665	15,854	1,405,937	1,422,456
Profit for the year		–	–	819,311	819,311
Discounting loans received from related party, less income tax	16,8(b)	–	38,352	–	38,352
Contributions into charter capital	14(a)	352,975	–	–	352,975
At 31 December 2022		353,640	54,206	2,225,248	2,633,094
Profit for the year		–	–	2,316,720	2,316,720
Amendment		(120)	–	–	(120)
At 31 December 2023		353,520	54,206	4,541,968	4,949,694

4

Prime Source Group

Notes to the combined financial statements

for the year ended 31 December 2023

1.	General information

(a)	Organisation and operation

Prime Source LLP, Prime Source Innovation LLP, Prime Source Analytic Systems LLP, InFin IT Solution LLP and Digitalism LLP (hereinafter – the “Group” or “Prime Source Group”) is a group of entities incorporated in Kazakhstan. Refer to note 14 for the list of all the Group’s entities. Their intermediate holding company is FB Prime Source Acquisition LLC a company incorporated in Delaware, USA. The ultimate parent undertaking is LZG International, Inc., a public company incorporated in Florida, USA which is traded on the OTCQB market.

The Group’s entities are registered and located at 22/5 Kazhymukan str., Almaty, 050059, Kazakhstan.

The Group deals in software development, implementation of technological solutions, management and IT consulting. The Group provides businesses with the latest innovations in robotisation and business process management, system integration, data management, risk management, analysis and forecasting. Based on its own R&D department, it implements unique projects for the Kazakhstan market in the following areas: big data, machine learning, artificial intelligence, blockchain.

As at 31 December 2023, the Group had 307 employees (2022: 473 employees).

(b)	Kazakhstan business environment

The Group’s operations are primarily located in Kazakhstan. Consequently, the Group is exposed to country risk being the economic, political and social risks inherent in doing business in Kazakhstan. These risks include matters arising from the policies of the government, economic conditions, imposition or changes to taxes and regulations, foreign exchange fluctuations and the enforceability of contract rights.

The financial statements include management’s estimates of Kazakhstan economic conditions and their impact on the results and financial position of the Group. Actual economic conditions can differ from those estimates.

2.	Basis of preparation

(a)	Statement of compliance

These combined financial statements have been prepared in accordance with International Financial Reporting Standards (hereinafter – “IFRSs”) as issued by the International Accounting Standards Board (hereinafter – “IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (hereinafter – “IFRIC”) of the IASB.

(b)	Going concern

These combined financial statements have been prepared on a going concern basis.

Management believes that the Group’s stable profitability and access to debt funding are sufficient to meet the Group’s anticipated cash flow requirements. After making appropriate enquiries, and having considered the outlook of product pricing, production levels, debt repayments and capital expenditure commitments and assessing reasonably possible adverse operational impacts such as lower prices, increased operational and capital expenditure costs, management has reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Accordingly, the Group continues to adopt the going concern basis of accounting in preparing the combined financial statements.

(c)	Basis of accounting

The combined financial statements have been prepared on a historical cost basis.

(d)	Basis of combination

The combined financial statements set out the Group’s financial position as at 31 December 2023 and the Group’s financial performance for the year ended 31 December 2023. The Group does not form a separate legal group of legal entities in all years presented. The Group’s entities are the enterprises under common control of FB Prime Source Acquisition LLC. Control exists when the Group has the power, directly or indirectly, to direct those activities of an enterprise that most significantly affect the returns the Group earns from its involvement with the enterprise.

5

Prime Source Group

Notes to the combined financial statements

for the year ended 31 December 2023

2.	Basis of preparation, continued

The financial statements of the Group’s entities are prepared for the same reporting year, using consistent accounting policies. All intercompany balances and transactions, including unrealised profits arising from intragroup transactions, have been eliminated in full. Unrealised losses are eliminated in the same way as unrealised gains except that they are only eliminated to the extent that there is no evidence of impairment.

(e)	Functional and presentation currency

The national currency of the Republic of Kazakhstan is the Kazakhstan tenge (hereinafter – “tenge” or “KZT”), which is the functional currency of the Group’s entities and the currency in which these combined financial statements are presented. All financial information presented in tenge has been rounded to the nearest thousand (hereinafter – “KZT’000” or “KZT thousand”).

(f)	Adoption of standards and interpretations

In preparing the financial statements, the Group has applied the following standards and amendments effective from 1 January 2023:

●	IFRS 17 “Insurance Contracts”;
●	Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12);
●	International Tax Reform – Pillar Two Model Rules (Amendments to IAS 12);
●	Definition of Accounting Estimates (Amendments to IAS 8);
●	Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2).

The standards and amendments listed above did not have a material impact on the Group’s financial statements.

(g)	New standards and interpretations not yet adopted

The Group has not early adopted new standards, interpretations or amendments that were issued but are not yet entered into force, and their requirements have not been considered when preparing the financial statements. These standards and interpretations are not expected to have a material impact on these financial statements.

(h)	Use of estimates and judgments

The Group’s management has made a number of judgments, estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with IFRSs. Judgements are based on management’s best knowledge of the relevant facts and circumstances having regard to prior experience, but actual results may differ from the amounts included in the financial statements. Actual results may differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

In particular, information about significant areas of estimation uncertainty and critical judgments made by management for preparation of these financial statements is described in the following notes below. However, management does not expect a significant risk of a material change to the carrying value of the assets and liabilities of the Group affected by these factors in the next 12 months, within a reasonably possible range, unless described otherwise.

●	Note 3 – Revenues. Management made estimates in relation to revenue recognised over time by measuring the progress towards complete satisfaction of that performance obligation;
●	Note 8 – Income tax. Management made estimates in relation to the level of taxes payable which may then be audited by the tax authorities and timing of realisation of temporary differences;
●	Note 9 – Intangible assets. Estimates were made in relation to the useful lives of assets;
●	Note 10 – Property, plant and equipment. Estimates were made in relation to the useful lives of assets;
●	Note 11 – Advances paid and other current assets. Management made estimates in relation to recoverability of assets;
●	Note 12 – Trade and other receivables. Management made estimates in relation to the allowance for expected credit losses;
●	Note 15 – Leases. Estimates were made in determining the lease term of contracts with renewal option and incremental borrowing rates;
●	Note 16 – Borrowings. Management made estimates in relation to fair value of borrowings based on market interest rates for loans;
●	Note 21 – Financial risk management objectives and policies. Fair value analysis is based on estimated future cash flows and discount rates;
●	Note 22 – Commitments and contingencies. These require management to make estimates as to amounts payable and to determine the likelihood of cash outflows in the future.

6

Prime Source Group

Notes to the combined financial statements

for the year ended 31 December 2023

3.	Revenues

KZT’000	2023	2022
Revenues by products
Development, implementation and maintenance of software	12,113,272	7,724,702
Sale of licences purchased from third parties	11,505,387	1,479,742
	23,618,659	9,204,444
Timing of revenue recognition
Over time	12,113,272	7,724,702
At a point in time	11,505,387	1,479,742
	23,618,659	9,204,444
Contract assets and liabilities
Contract assets	1,137,624	1,062,858
Contract liabilities	(995,468)	(1,097,873)

The Group concludes with the customers fixed-priced contracts. All the Group’s customers are located in Kazakhstan and work mainly in finance sector. The Group recognises revenue from the satisfaction of the performance obligation within less than one year, except for KZT 13,632 thousand to be recognized in 2025.

4.	Cost of sales

KZT’000	2023	2022
Development, implementation and maintenance of software	8,800,728	5,962,589
Cost of licences purchased from third parties	11,124,958	1,228,445
	19,925,686	7,191,034

Cost of sales comprises:

●	Salaries and payroll taxes in the amount of KZT 2,857,354 thousand (2022: KZT 2,953,261 thousand);
●	Depreciation and amortisation in the amount of KZT 520,751 thousand (2022: KZT 222,481 thousand).

5.	Administrative expenses

KZT’000	2023	2022
Salaries and payroll taxes	384,665	323,346
Professional services	170,330	120,214
Representation expenses	82,860	56,326
Business travel	73,943	32,957
Taxes and payments to the budget	52,010	102,056
Depreciation and amortisation	44,581	14,986
Levies and charges	38,986	6,755
Rent	29,073	6,376
Stationery	25,833	21,155
Technical support and maintenance services	4,293	221
Membership fee	2,557	–
Postage and courier costs	1,135	1,264
Subscriptions and software license	1,046	462
Write-off of VAT not accepted for offset	120	19,414
Other	86,706	112,279
	998,138	817,811
7

Prime Source Group

Notes to the combined financial statements

for the year ended 31 December 2023

6.	Other operating income and expenses

(a)	Other operating income

KZT’000	2023	2022
Assets received free of charge	7,170	15,116
Payables written off	1,345	41,756
	8,515	56,872

(b)	Other operating expenses

KZT’000	2023	2022
Loss on disposal of property plant and equipment	6,956	18,436
Receivables written off	19	14,830
	6,975	33,266

7.	Finance income and costs

(a)	Finance income

KZT’000	2023	2022
Interest income	30,913	8,956
Unwinding of discount on loans issued	–	12,190
	30,913	21,146

(b)	Finance costs

KZT’000	2023	2022
Interest expense on borrowings	157,465	99,532
Unwinding of discount on interest-free loans from related party	16,685	31,255
Interest expense on finance leases	13,236	11,357
Recognition of discount on loans issued	–	252
	187,386	142,396

8.	Income tax

(a)	Income tax expense

The major components of income tax expense are as follows:

KZT’000	2023	2022
Corporate income tax	–	–
Origination and reversal of temporary differences	199,124	169,099
Income tax expense	199,124	169,099

A reconciliation of income tax expense applicable to accounting profit before tax at the statutory rate to income tax expense at the effective tax rate is as follows:

KZT’000	2023	2022
Profit before taxation	2,515,844	988,410
Income tax rate	20.0%	20.0%
At statutory income tax rate	503,169	197,682
Tax relief within tax preferences	(763,899)	(198,822)
Unrecognised tax losses within tax preferences	420,068	95,040
Non-deductible expenses	39,786	75,199
Income tax expense	199,124	169,099
Effective income tax rate	7.9%	17.1%

8

Prime Source Group

Notes to the combined financial statements

for the year ended 31 December 2023

8.	Income tax, continued

(b)	Deferred tax liability

The amounts of deferred tax assets (liabilities) are as follows:

KZT’000	2023	2022
Property, plant and equipment	(147,591)	(72,156)
Contract assets	21,094	8,681
Lease assets and liabilities	4,410	5,166
Trade and other receivables	26,256	22,206
Borrowings	–	(3,337)
Trade and other payables	7,407	2,443
Tax losses carried forward	903	148,600
	(87,521)	111,603
Deferred tax asset	32,253	111,603
Deferred tax liability	(119,774)	–
	(87,521)	111,603

Movement in deferred tax (liability) asset is as follows:

KZT’000	2023	2022
At 1 January	111,603	290,290
Charged to profit or loss	(199,124)	(169,099)
Recognised in additional paid-in capital	–	(9,588)
At 31 December	(87,521)	111,603

Some of the Group’s entities are registered in the territories of innovative technology parks, the participants of which have a number of tax preferences, including exemption from corporate income tax. In the reporting years, these entities reduced taxes and did not recognise assets and liabilities, exercising this right.

9.	Intangible assets

KZT’000	2023	2022
Cost
At 1 January	3,477,226	2,610,344
Additions	840,867	866,882
At 31 December	4,318,093	3,477,226
Amortisation
At 1 January	626,354	433,334
Amortisation charge	516,662	193,020
At 31 December	1,143,016	626,354
Net book value
At 31 December	3,175,077	2,850,872

The Group’s intangible assets represent software development for implementation of advanced technological solutions. The costs incurred during the development phase of the internal project were capitalised to the cost of the assets.

9

Prime Source Group

Notes to the combined financial statements

for the year ended 31 December 2023

10.	Property, plant and equipment

KZT’000	2023	2022
Cost
At 1 January	109,413	114,158
Additions	8,693	26,192
Disposals	(13,006)	(30,937)
At 31 December	105,100	109,413
Depreciation
At 1 January	70,671	61,924
Depreciation charge	15,919	21,248
Disposals	(6,222)	(12,501)
At 31 December	80,368	70,671
Net book value
At 31 December	24,732	38,742

11.	Advances paid and other current assets

KZT’000	2023	2022
Advances paid for goods and services	1,534,408	954,208
VAT reclaimable	38,587	1,682
Deferred expenses	5,063	7,500
Other	37,444	42,427
	1,615,502	1,005,817

12.	Trade and other receivables

KZT’000	2023	2022
Contract assets	1,137,624	1,062,858
Trade receivables from third parties	579,441	760,754
Receivables from employees	11,638	2,599
	1,728,703	1,826,211
Allowance for expected credit losses	(143,125)	(136,263)
	1,585,578	1,689,948

Movement in the allowance for expected credit losses is as follows:

KZT’000	2023	2022
At 1 January	136,263	98,848
Accrued	6,862	59,392
Written off	–	(21,977)
At 31 December	143,125	136,263

13.	Cash

KZT’000	2023	2022
Cash deposits with maturities of less than three months	2,349,778	400
Cash at bank	778,825	337,930
Petty cash	1,503	5,046
	3,130,106	343,376

10

Prime Source Group

Notes to the combined financial statements

for the year ended 31 December 2023

14.	Equity

(a)	Invested capital

Invested equity comprises charter capital of the Group’s entities as follows:

KZT’000	2023	2022
Prime Source LLP	353,087	353,087
Prime Source Innovation LLP	100	100
Prime Source Analytic Systems LLP	147	147
InFin IT Solution LLP	120	240
Digitalism LLP	120	120
Elimination	(54)	(54)
	353,520	353,640

In 2022, the Group received contribution into charter capital of the Group’s entities in the amount of KZT 352,975 thousand.

(b)	Additional paid in capital

Prior to 2023, the Group received interest free loans from its related party (see note 16) that were recognised at net present value of expected repayment. The discount net of income tax in the amount of KZT 54,206 thousand was recognised as additional paid in capital.

(c)	Dividends

In 2023 and 2022, the Group neither declared nor paid dividend.

15.	Leases

The Group leases office premises. Rental contracts are typically made for fixed periods of equal of less than 12 months but have extension options. The lease contracts do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be subleased or used as security for borrowing purposes.

The lease liabilities for these properties were calculated as the present value of the outstanding rentals, using incremental borrowing rates of 11.7-16.1%.

The Group considered practical expedients and does not recognise right-of-use assets or lease liabilities for leases which have low value or short-term leases within 12 months of the date of initial application. The payments associated with these leases which are charged directly to the profit or loss on a straight-line basis over the lease term (see note 5).

(a)	Right-of-use assets

KZT’000	2023	2022
Cost
At 1 January	129,901	100,653
Additions	–	34,335
Change in estimates	18,416	–
Disposals	–	(5,087)
At 31 December	148,317	129,901
Amortisation
At 1 January	47,502	29,390
Amortisation charge	32,751	23,199
Disposals	–	(5,087)
At 31 December	80,253	47,502
Net book value
At 31 December	68,064	82,399

11

Prime Source Group

Notes to the combined financial statements

for the year ended 31 December 2023

15.	Leases, continued

(b)	Lease liabilities

KZT’000	2023	2022
At 1 January	108,287	90,594
Additions	–	34,335
Change in estimates	18,416	–
Interest accrued	13,236	11,357
Interest paid	(13,236)	(11,357)
Payments	(35,827)	(16,642)
At 31 December	90,876	108,287
Non-current	42,836	69,138
Current	48,040	39,149

16.	Borrowings

KZT’000	Maturity	Interest rate	Currency of denomination	2023	2022
Bank loans	2024	20.7%-21.3%	KZT	1,640,000	–
Loans received from related party	2024	interest free	KZT	111,408	1,207,316
Interest payable				21,383	–
				1,772,791	1,207,316

Interest free loans from related party

Loans are interest free short-term loans received from the former owner to finance working capital. The loans are short-term, interest free, unsecured and denominated in Kazakhstan tenge. The imputed interest cost on the loans was determined at the rates of 16.2-18.9%. In 2022 the discount at the initial recognition of the loan was recognised directly in equity as additional paid in capital in the amount of KZT 47,940 thousand net of tax of KZT 9,588 thousand.

Bank loans

In 2023, the Group entered into a revolving credit line agreement with Al Hilal Islamic Bank JSC at a fixed interest rate of 16.5%. The credit line is intended to replenish working capital, and is calculated until March 2026. As part of this agreement, during 2023, the Group received a loan in the total amount of KZT 1,880,000 thousand, maturing until to 12 months. During 2023, the Group fully repaid the loans.

In 2023, the Group opened credit lines agreement at Bereke Bank JSC for refinancing of liabilities at Al Hilal Islamic Bank JSC at the date of refinancing, further development within the limit - working capital replenishment. In 2023, loans were received for the replenishment of working capital in the amount of KZT 1,640,000 thousand, maturing until to 12 months, the interest rate of 20.7%- 21.3%.

Movement in borrowings

KZT’000	2023	2022
Nominal loan and interest balances
At 1 January	1,224,001	659,840
Proceeds from borrowing	3,791,745	2,561,900
Repayment of borrowings	(3,261,900)	(1,997,250)
Interest accrued	157,465	99,532
Interest paid	(138,520)	(100,021)
At 31 December	1,772,791	1,224,001
Discount
At 1 January	(16,685)	–
Recognition of discount	–	(47,940)
Unwinding of discount	16,685	31,255
At 31 December	–	(16,685)
Book value
At 31 December	1,772,791	1,207,316

12

Prime Source Group

Notes to the combined financial statements

for the year ended 31 December 2023

17.	Other taxes payable

KZT’000	2023	2022
Value added tax	50,964	201,388
Personal income tax	28,963	16,912
Social tax	28,785	8,313
Pension payments	27,613	36,848
Social insurance	20,309	13,410
Other taxes	–	5
	156,634	276,876

18.	Trade and other payables

KZT’000	2023	2022
Trade payables	1,307,419	505,389
Salaries and related payables	218,298	226,578
Salaries non-staff employees	45,512	67,135
Other payables	–	209
	1,571,229	799,311

19.	Contract liabilities

KZT’000	2023	2022
Advances received for custom development	827,213	834,363
Advances received under licenses	160,254	256,867
Advances received for technical support	8,001	6,643
	995,468	1,097,873

20.	Reconciliation of profit before taxation to cash flows from operating activities

KZT’000	Note	2023	2022
Profit before taxation		2,515,844	988,410
Adjustments for:
Finance income	7(a)	(30,913)	(21,146)
Finance costs	7(b)	187,386	142,396
Depreciation and amortisation	4,5	565,332	237,467
Impairment losses	12	6,862	59,392
Loss on disposal of property, plant and equipment	6(b)	6,956	18,436
Unrealised foreign exchange (gain) loss		(963)	44,331
Operating cash flows before changes in working capital		3,250,504	1,469,286
Increase in prepayments and other current assets		(609,685)	(693,079)
Decrease (increase) in trade and other receivables		97,508	(527,948)
(Decrease) increase in other taxes payable		(120,242)	18,412
Increase (decrease) in trade and other payables		771,918	(867,368)
(Decrease) increase in contract liabilities		(102,405)	5,560
Cash flows from operations before interest and income tax paid		3,287,598	(595,137)

13

Prime Source Group

Notes to the combined financial statements

for the year ended 31 December 2023

21.	Financial instruments and financial risk management objectives and policies

(a)	Overview

The Group has exposure to the following risks from its use of financial instruments:

●	credit risk;
●	liquidity risk;
●	market risk.

Management of the Group has overall responsibility for the establishment and oversight of the Group’s risk management framework.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

Management oversees compliance with the Group’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Group.

(b)	Categories and fair values of financial assets and financial liabilities

Categories of financial assets and financial liabilities

KZT’000	Note	2023	2022
Financial assets at amortised costs
Trade and other receivables	12	1,585,578	1,689,948
Cash	13	3,130,106	343,376
		4,715,684	2,033,324
Financial liabilities at amortised cost
Lease liabilities	15(b)	(90,876)	(108,287)
Borrowings	16	(1,772,791)	(1,207,316)
Trade and other payables	18	(1,571,229)	(799,311)
		(3,434,896)	(2,114,914)

Fair values

The fair values of each category of financial asset and liability are not materially different from their carrying values as presented.

(c)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. This risk arises mainly from the Group’s contract assets, trade receivables and cash.

The carrying value of financial assets represents the maximum credit risk exposure. The maximum exposure to credit risk at 31 December was:

KZT’000	2023	2022
Trade and other receivables	1,585,578	1,689,948
Cash (less petty cash)	3,128,603	342,976
	4,714,181	2,032,924

Trade receivables

The Group’s exposure to credit risk is influenced by the individual characteristics of each customer. These trade receivables relate to customers that make payment in instalments. The Group regularly monitors its exposure to bad debts in order to minimise this exposure.

The Group’s exposure to credit risk relates entirely to Kazakhstan customers.

14

Prime Source Group

Notes to the combined financial statements

for the year ended 31 December 2023

21.	Financial instruments and financial risk management objectives and policies, continued

The Group creates an allowance for impairment of trade receivables, which represents its estimate of expected credit losses. The ageing of trade receivables at 31 December was:

KZT’000	Gross	Expected loss rate	Impairment
2023
Not past due	1,346,770	1%	13,023
Past due 91-180 days	87,962	8%	7,343
More than 270 days	293,971	42%	122,759
	1,728,703	8%	143,125
2022
Not past due	1,650,693	1%	12,601
Past due 91-180 days	143,879	64%	92,023
More than 270 days	31,639	100%	31,639
	1,826,211	7%	136,263

Cash

Credit risk related to cash is monitored by management in accordance with the policies of the Group. Free funds are held with the most reliable banks in Kazakhstan with ratings of Moody’s from “BB-” to “BB+”. The purpose of this policy is to reduce concentration of credit risk and minimise possible financial loss due to banks’ failure to meet their contractual obligations.

(d)	Liquidity risk

The Group manages liquidity risk by monitoring forecast cash flows and ensuring continuity of funding and flexibility through the use of loans and purchases on credit.

Maturity of financial liabilities

The table below provides an analysis of the Group’s financial liabilities to be settled on a gross basis by relevant maturity groups from the balance sheet date to the contractual settlement date:

KZT’000	Less than 3 months	3 to 12 months	1 to 5 years	Total
2023
Lease liabilities	12,798	38,394	51,192	102,384
Borrowings	–	1,894,849	–	1,894,849
Trade and other payables	1,571,229	–	–	1,571,229
	1,584,027	1,933,243	51,192	3,568,462
2022
Lease liabilities	10,477	31,431	88,377	130,285
Borrowings	–	1,224,001	–	1,224,001
Trade and other payables	799,311	–	–	799,311
	809,788	1,255,432	88,377	2,153,597

Borrowings include expected future interest payments calculated on the basis of interest rates effective on the balance sheet date. Lease liabilities are presented on an undiscounted gross basis.

(e)	Price risk

The Group is not exposed to market risk as it concludes contracts without price change adjustment for goods and services after their sale.

(f)	Interest rate risk

At the reporting dates the Group is not exposed to interest rate risk as there are no financial instruments with floating interest rates.

15

Prime Source Group

Notes to the combined financial statements

for the year ended 31 December 2023

21.	Financial instruments and financial risk management objectives and policies, continued

(g)	Currency risk

The Group is subject to currency risk exposure when performing transactions in currencies other than its functional currency.

The Group’s exposure to foreign currency risk was as follows:

KZT’000	KZT	USD	RUB	Total
2023
Trade and other receivables	1,530,213	55,365	–	1,585,578
Cash	2,611,043	519,063	–	3,130,106
Lease liabilities	(90,876)	–	–	(90,876)
Borrowings	(1,772,791)	–	–	(1,772,791)
Trade and other payables	(918,134)	(515,972)	(137,123)	(1,571,229)
	1,359,455	58,456	(137,123)	1,280,788
2022
Trade and other receivables	1,689,948	–	–	1,689,948
Cash	343,376	–	–	343,376
Lease liabilities	(108,287)	–	–	(108,287)
Borrowings	(1,207,316)	–	–	(1,207,316)
Trade and other payables	(593,488)	(188,086)	(17,737)	(799,311)
	124,233	(188,086)	(17,737)	(81,590)

Financial instruments denominated in tenge are not exposed to foreign currency risk and are provided for reconciliation of total amounts.

Sensitivity analysis

A 10% weakening of tenge against the following currencies as at 31 December would have decreased (increase) net income by the amounts shown below. This analysis assumes that all other variables remain constant.

KZT’000	2023	2022
USD	4,676	(15,047)
RUB	(10,970)	(1,419)

A 10% strengthening of tenge against the above currencies as at 31 December would have had an equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

(h)	Capital management

The overriding objectives of the Group’s capital management policy are to safeguard and support the business as a going concern and to maintain an optimal capital structure with a view to maximising returns to owners and benefits to other stakeholders by reducing the Group’s cost of capital. The Group’s overall policy remains unchanged from 2022.

22.	Commitments and contingencies

(a)	Kazakhstan’s taxation contingencies

Inherent uncertainties in interpreting tax legislation

The Group is subject to uncertainties relating to the determination of its tax liabilities. Kazakhstan tax legislation and practice are in a state of continuous development and, therefore, are subject to varying interpretations and changes which may be applied retrospectively.

Management interpretations of such legislation in applying it to business transactions of the Group may be challenged by the relevant tax authorities and, as a result, the Group may be claimed for additional tax payments, including fines, penalties and interest charges that could have a material adverse effect on the Group’s financial position and results of operations.

Period for additional tax assessments

Tax authorities in Kazakhstan have the right to raise additional tax assessments for three or five years after the end of the relevant tax period, depending on the taxpayer category or tax period. In certain cases, as determined by the tax legislation, the terms could be extended for three years.

16

Prime Source Group

Notes to the combined financial statements

for the year ended 31 December 2023

22.	Commitments and contingencies, continued

Possible additional tax liabilities

Management believes that the Group is in compliance with the tax laws and any contractual terms entered into that relate to tax which affect its operations and that, consequently, no additional tax liabilities will arise. However, due to the reasons set out above, the risk remains that the relevant tax authorities may take a differing position with regard to the interpretation of contractual provisions or tax law.

The resulting effect of this matter is that additional tax liabilities may arise. However, due to the range of uncertainties described above in assessing any potential additional tax liabilities, it is not practicable for management to estimate the financial effect in terms of the amount of additional tax liabilities, if any, together with any associated penalties and charges for which the Group may be liable.

(b)	Insurance

The insurance industry in Kazakhstan is in a developing stage and many forms of insurance protection common in other parts of the world are not yet generally available. Available insurance programs may not provide full coverage in the event of a major loss.

(c)	Legal commitments

In the ordinary course of business, the Group is subject to legal actions and complaints. Management believes that the ultimate liability, if any, arising from such actions or complaints will not have a materially adverse effect on the financial condition or results of operations of the Group. As at 31 December 2023, the Group was not involved in any significant legal proceedings.

23.	Related party disclosures

Related parties include the following:

●	Key executives;

●	Former owner;

●	Other related parties.

(a)	Management remuneration

Rewards received by key executives are included in personnel costs of administrative expenses (see note 5) amounted to KZT 66,504 thousand (2022: KZT 20,000 thousand).

(b)	Transactions with related parties

In addition, loans received from a former owner (note 16) the Group had the following transactions and balances with the related parties:

KZT’000	2023	2022
Due from related parties	201,030	200,800
Due to related parties	(300,000)	(300,000)
Sales to related parties	–	354,699

No allowance is held against the amounts owed by related parties at 31 December 2023 and 2022. The impairment losses in relation to amounts owed by related parties was nil for the year (2022: nil).

(c)	Terms and conditions of transaction with related parties

Prices for related party transactions are determined by the parties on an ongoing basis depending on the nature of the transaction.

17

Prime Source Group

Notes to the combined financial statements

for the year ended 31 December 2023

24.	Significant accounting policies

The following significant accounting policies have been consistently applied in the preparation of the combined financial statements.

(a)	Foreign currency transactions

Transactions in foreign currencies are translated to the functional currency of the Group at the exchange rate ruling at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange ruling rate at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate ruling at the date when their fair value was determined. Foreign currency differences arising on retranslation at the exchange rate on the date of the transaction as well as those from retranslation of monetary assets and liabilities at the reporting date are recognised in profit or loss.

The following exchange rates were used in preparing the combined financial statements:

	2023		2022
	Year-end	Average	Year-end	Average
US dollar	454.56	456.31	462.65	460.48
Russian rouble	5.06	5.40	6.43	6.96

(b)	Property, plant and equipment

Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and capitalised borrowing costs. Purchased software that is integral to the functionality of the related equipment is capitalised as part of that equipment.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Any gain (loss) on disposal of an item of property, plant and equipment is determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and is recognised net within other income (other expenses) in profit or loss.

Subsequent costs

The cost of replacing a component of an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to the Group, and its cost can be measured reliably. The carrying amount of the replaced component is recorded as a disposal. The costs of the day-to-day servicing of property, plant and equipment are recognised in profit or loss as incurred.

Depreciation

Depreciation is charged to profit or loss on a straight-line basis over the estimated useful life of the individual asset to its estimated residual value. The expected remaining useful lives are as follows:

●	office equipment	3-4 years;

●	other	3-7 years.

Useful lives and residual values of property, plant and equipment are analysed at each reporting date.

(c)	Intangible assets

Intangible assets relate largely to software, which are developed by the Group and which have finite useful lives, are stated at cost (which comprises mainly salaries and payroll taxes of the Group’s programmers) less accumulated amortisation and impairment losses.

Amortisation

Amortisation of intangible assets, which have expected useful lives of 5 to 7 years, is computed under the straight-line method over the estimated useful lives of the assets.

18

Prime Source Group

Notes to the combined financial statements

for the year ended 31 December 2023

24.	Significant accounting policies, continued

(d)	Impairment

The carrying amounts of non-current assets are reviewed for impairment if events or changes in circumstances indicate the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount. Such review is undertaken on an asset-by-asset basis, except where such assets do not generate cash flows independent of other assets, in which case the review is undertaken at the cash-generating unit level.

If the carrying amount of an asset or its cash-generating unit exceeds the recoverable amount, a provision is recorded to reflect the asset or cash-generating unit at the lower amount. Impairment losses are recognised in profit or loss.

Calculation of recoverable amount

The recoverable amount of assets is the greater of their value in use and fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. The Group’s cash-generating units are the smallest identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

Reversals of impairment

A previously recognised impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(e)	Accounts receivable

Accounts receivable are normally recognised at their nominal value less any expected credit loss and do not generally carry any interest. Expected credit losses are recognised in an allowance account if recoverable. Otherwise, the carrying amount of accounts receivable is written off.

Accounting policies for accounts receivable are provided in the Financial instruments section.

(f)	Cash

Cash comprise cash at bank which is available on demand and subject to insignificant risk of changes in value and petty cash.

(g)	Leases

The Group as lessee

The Group assesses whether a contract is or contains a lease, at inception of the contract. The Group recognises a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases and leases of low value assets. For these leases, the Group recognises the lease payments as an operating expense on a straight-line basis over the term of the lease.

The lease liability is initially measured at the present value of the lease payments, discounted by using the incremental borrowing rate. The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability and by reducing the carrying amount to reflect the lease payments made. Also, the Group remeasures the lease liability to reflect a lease contract modification.

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, less any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Variable rents that do not depend on an index or rate are not included in the measurement of the lease liability and the right-of-use asset. The related payments are recognised as an expense in the period in which the event or condition that triggers those payments occurs.

For contracts that contain a lease component and one or more additional non-lease components, the Group does not separate non-lease components, and accounts for any lease and associated non-lease components as a single arrangement.

(h)	Borrowings

Borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs. After initial recognition, borrowings are subsequently measured at amortised cost using the effective interest method.

19

Prime Source Group

Notes to the combined financial statements

for the year ended 31 December 2023

24.	Significant accounting policies, continued

(i)	Retirement employee benefits

The Group does not have any pension arrangements separate from the state pension system of the Republic of Kazakhstan, which requires current contributions by the employer and employee calculated as a percentage of current gross salary payments.

(j)	Revenues

At contract inception, the Group assesses the goods or services (assets) promised in a contract with a customer and identifies as a performance obligation each promise to transfer to the customer either an asset that is distinct or a series of distinct assets that are substantially the same and that have the same pattern of transfer to the customer.

Sale of goods

Sale of goods is recognised when control of the products has transferred. Delivery occurs when the products have been shipped to the specific location, the risks of obsolescence and loss have been transferred to the customer, and the customer has accepted the products in accordance with the sales contract or the acceptance provisions have lapsed.

A receivable is recognised when the goods are delivered as this is the point in time that the consideration is unconditional because only the passage of time is required before the payment is due.

Sale of services

Revenue from rendering services is recognised in the accounting period in which the services are rendered.

Revenue from rendering services is recognised over time if any of the following criteria are met:

●	the customer simultaneously receives and consumes the benefits provided by the Group’s performance as the Group performs;

●	the Group’s performance creates or enhances an asset (for example, work in progress) that the customer controls as the asset is created or enhanced; or

●	the Group’s performance does not create an asset with an alternative use to the entity and the entity has an enforceable right to payment for performance completed to date.

In all other cases Revenue from rendering services is recognised at a point in time.

Financing components

There are no contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. As a consequence, the transaction prices are not adjusted for the time value of money.

(k)	Finance Income

Finance income comprises interest income on funds invested and foreign exchange gains. Interest income is recognised as it accrues, calculated in accordance with the effective interest rate method.

(l)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of the asset. All other borrowing costs are expensed in the period in which they occur.

(m)	Income tax

Income tax for the year comprises current and deferred tax. Income tax is recognised in profit or loss except to the extent that it relates to items charged or credited directly to equity, in which case it is recognised in equity.

Current tax expense is the expected tax payable on the taxable income for the year and any adjustment to tax payable in respect of previous years.

Deferred tax is determined using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and the amounts used for taxation purposes.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on the tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred tax asset is recognised only to the extent that it is probable to receive taxable income in future, which can be utilised against this asset. The amount of deferred tax assets are reduced to the extent that it is not probable that appropriate tax savings would be used.

20

Prime Source Group

Notes to the combined financial statements

for the year ended 31 December 2023

24.	Significant accounting policies, continued

Deferred tax assets and liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

(n)	Financial instruments

The Group recognises financial assets and liabilities on its balance sheet when it becomes a party to the contractual provisions of the instrument.

Financial assets

Classification and initial measurement

Financial assets within the scope of IFRS 9 are classified as financial assets at amortised cost, fair value through profit or loss or fair value through other comprehensive income. The Group determines this classification at initial recognition depending on the business model for managing the financial asset and the contractual terms of the cash flows.

Financial assets are classified and measured at amortised cost or fair value through other comprehensive income if the related cash flows are ‘solely payments of principal and interest’ on the principal amount outstanding. Financial assets with cash flows that are not ‘solely payments of principal and interest’ are classified and measured at fair value through profit or loss, irrespective of the business model.

At initial recognition financial assets are measured at fair value being the consideration received plus directly attributable transaction costs. Any gain or loss at initial recognition is recognised in the statement of profit or loss.

Subsequent measurement

Financial assets held for the collection of contractual cash flows that are solely payments of principal and interest (and classified as amortised cost) are subsequently measured at amortised cost using the effective interest rate method (“EIR”). Amortised cost is calculated by taking into account any discount or premium and fees or costs on acquisition. Unwinding of the difference between nominal and amortised values is included in finance income in the statement of profit or loss.

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognised in the statement of profit or loss.

Derecognition

A financial asset is derecognised when the Group loses control over the contractual rights that comprise that asset. This occurs when the rights are realised, expire or are surrendered.

Impairment of financial assets

The Group assesses on a forward-looking basis the expected credit losses that might arise on financial assets measured at amortised cost. This assessment considers the probability of a default event occurring that could result in the expected cash flows due from a counterparty falling short of those contractually agreed.

Expected credit losses are estimated for default events possible over the lifetime of a financial asset measured at amortised cost. However, where the financial asset is not a trade receivable measured at amortised cost and there have been no significant increases in that financial asset’s credit risk since initial recognition, expected credit losses are estimated for default events possible within 12 months of the reporting date.

Financial liabilities

Classification and initial measurement

Financial liabilities within the scope of IFRS 9 are classified as financial liabilities at amortised cost or fair value through profit or loss. The Group determines the classification of its financial liabilities at initial recognition.

At initial recognition financial liabilities are measured at fair value being the consideration given. Financial liabilities at amortised cost additionally include directly attributable transaction costs.

Subsequent measurement

Trade and other payables and other financial liabilities are subsequently measured at amortised cost using the EIR method after initial recognition. Amortised cost is calculated by taking into account any discount or premium and fees or costs on acquisition. Unwinding of the difference between nominal and amortised values is included in finance costs in the statement of profit or loss.

Financial liabilities measured at fair value through profit or loss are carried on the statement of financial position at fair value with subsequent changes recognised in finance costs in the statement of profit or loss.

21

Prime Source Group

Notes to the combined financial statements

for the year ended 31 December 2023

24.	Significant accounting policies, continued

Derecognition

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in the statement of profit or loss.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the statement of financial position when there is an enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the assets and settle the liabilities simultaneously.

Fair value of financial instruments

At each reporting date, the fair value of financial instruments that are traded in active markets is determined by reference to quoted market prices, without any deduction for transaction costs. For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm’s length market transactions, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis or other valuation models.

25.	Events after the reporting period

Obtaining bank loan

In April 2024, the Group, under the existing credit line with Bereke Bank JSC, repaid the debt in the amount of 1,173,333 thousand tenge and entered into new bank loan agreements to replenish working capital. As part of this agreement, in April 2024, the Group received a loan in the total amount of 1,174,000 thousand tenge, with a repayment period until April 2025 with an interest rate of 20.7% - 21.3%.

22